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                                                                   Exhibit 99.1

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Santa Fe International Corporation
Two Lincoln Centre, Suite 1100
5420 LBJ Freeway
Dallas, TX  75240-2648


                                                  For More Information Contact:
FOR IMMEDIATE RELEASE                                       Richard J. Hoffman,
                                             Vice President, Investor Relations
                                                           Phone:  972-701-7950
                                                             Fax:  972-701-7892
                                                                www.sfdrill.com

                       SANTA FE INTERNATIONAL CORPORATION
                     ANNOUNCES CHANGE IN BOARD OF DIRECTORS

Dallas, August 31, 1999 -- Santa Fe International Corporation (NYSE:SDC) announced today that Mr. Sami Fahed Al-Rushaid resigned from its Board of Directors to accommodate the assumption of additional responsibilities resulting from his recent promotion to Deputy Chairman of the Board of Kuwait National Petroleum Company.

The Santa Fe Board has acted to fill the vacancy upon recommendation of its Nominating and Governance Committee, appointing Mrs. Maha Abdul Razzaq Razzuqi as Director. Mrs. Razzuqi currently serves as the Kuwait Petroleum Corporation
(KPC) Executive Assistant Managing Director for International Business Development. She has been associated with KPC's international operations for the past three years, including service on the Board of Kuwait Foreign Petroleum Company, and held various management positions in planning and marketing between 1986 to 1996. Mrs. Razzuqi received a B.S. degree from Syracuse University and a MBA from George Washington University.

Santa Fe's Chairman of the Board, Gordon Anderson, commented, "We regret the loss of Mr. Al-Rushaid as a Director, and congratulate him on his promotion within Kuwait National Petroleum Company. We are pleased to welcome Mrs. Razzuqi to our Board. We believe her background in planning, marketing and international operations will bring valuable insight to the Board."

The Board is now comprised of Mr. Gordon M. Anderson, Dr. Richard N. Haass and Mr. Khaled R. Al- Haroon as Class I Directors with terms expiring in 2001; Messrs. Ferdinand A. Berger, Stephen J. Solarz and Nader H. Sultan as Class II Directors with terms expiring in 2002; and Messrs. C. Stedman Garber, Jr., Robert E. Wycoff and Mrs. Maha Razzuqi as Class III Directors with terms expiring in 2000.

Santa Fe International Corporation is a leading international offshore and land contract driller. The Company owns and operates a high quality, technologically advanced fleet of 26 marine drilling rigs and 33 land drilling rigs and is a provider of drilling related services to the petroleum industry.




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